EXHIBIT 99.1

AVALON RARE METALS INC.
(the “Issuer”)

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual and Special Meeting
of Shareholders of Common Shares of the Issuer held on January 27, 2011

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon	Outcome of Vote	Percentage of Votes Case
Elect the following nominees as directors of the Issuer for the ensuing year:
Donald S. Bubar	Elected	In Favour: 99.61% Withheld: 0.39%
David Connelly	Elected	In Favour: 99.28% Withheld: 0.72%
Alan Ferry	Elected	In Favour: 99.14% Withheld: 0.86%
Phil Fontaine	Elected	In Favour: 99.15% Withheld: 0.85%
Brian D. MacEachen	Elected	In Favour: 99.20% Withheld: 0.80%
Peter McCarter	Elected	In Favour: 99.28% Withheld: 0.72%
Hari Panday	Elected	In Favour: 99.11% Withheld: 0.89%

Appoint McCarney Greenwood LLP Chartered Accountants as Auditor of the Issuer	Carried	In Favour: 99.49% Withheld: 0.51%

Approval of Unallocated Options Under the Issuer’s Stock Option Plan	Carried	In Favour: 75.95% Against: 24.05%

Approval of Continuance to be Governed by the Canada Business Corporations Act	Carried	In Favour: 95.37% Against: 4.63%

AVALON RARE METALS INC.

By:           “Charlotte May”
__________________________
Corporate Secretary